Orckit Announces Management Changes

                    Uri Shalom Named Chief Financial Officer

Tel Aviv, Israel,  December 17, 2007 - Orckit  Communications Ltd.
(NASDAQ:  ORCT) announced today that Uri Shalom,  currently Vice
President - Finance of Corrigent Systems, the Company's principal subsidiary, has been appointed Chief Financial Officer of Orckit.
Mr. Shalom replaces Aviv Boim, who is leaving the Company to become Chief Executive Officer of Tikcro Technologies Ltd. Mr. Boim will continue to serve as a member of the Board of Directors of Corrigent Systems and will assist the Company during the transition period.

Mr. Shalom joined Orckit in 1998 and has held several positions in the Finance Departments of both Orckit and Corrigent. Prior to joining Orckit, Mr. Shalom was a senior accountant at PricewaterhouseCoopers in Israel. He is a Certified Public Accountant and holds a B.A. degree in Accounting and Economics from Tel Aviv University.

Izhak Tamir, Orckit's President, commented, "I would like to congratulate Uri on his promotion to CFO. He brings to this position great talent and experience, as well as an intimate knowledge of the Company and the markets we serve. I am confident in his ability to effectively step into this new role and believe he will be an important part of our management team as we work to execute our strategy and help drive the growth of the Company."

Mr. Tamir added, "I would also like to thank Aviv Boim for his significant contributions to the Company over the past ten years. We look forward to continuing to have the benefit of his advice as a director of Corrigent Systems. On behalf of everyone at Orckit, I wish him the best in his new position at Tikcro. I have the utmost confidence that he will be successful in this new endeavor."

About Orckit Communications

Orckit Communications Ltd. is a leading provider of advanced telecom equipment targeting high capacity broadband services. Our products include Corrigent's CM product line of metro optical transport solutions, based on RPR and MPLS technologies, delivering packet transmission services in the metro area. For more information on Orckit see www.orckit.com

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, exchange rate fluctuations, fluctuation in order size, proprietary rights of the Company and its competitors, need for additional financing, the ability to repay the convertible notes, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Orckit assumes no obligation to update the information in this release.